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SEC FILE NUMBER
8-69409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Curex Securities (USA), LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 West 45th St 26th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert FX Feeney	212-488-0528	Bob.Feeney@Curexgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cirtin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert FX Feeney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Curex Securities (USA), LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title
Chief Financial Officer

Notary Public

JAMES MARKER
Notary Public – State of New Jersey
My Commission Expires Oct 20, 2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2021

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cürex Securities (USA), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cürex Securities (USA), LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cürex Securities (USA), LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cürex Securities (USA), LLC's management. Our responsibility is to express an opinion on Cürex Securities (USA), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cürex Securities (USA), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cürex Securities (USA), LLC's auditor since 2015.
New York, New York
February 23, 2022

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	89,101
Prepaid Expenses		659
Other Assets		87
Total Assets	$	89,847

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to Parent	$	65,027
Member's Equity		24,820
Total Liabilities and Member's Equity	$	89,847

The accompanying notes are an integral part of these financial statements.

Notes to Statement of Financial Condition
December 31, 2021

1. Organization and Nature of Operations

Cürex Securities (USA), LLC (the "Company") was formed in 2012. In 2014, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Cürex Group Holdings, LLC (the "Parent") and maintains its offices in New York.

The Company has not yet commenced operations, and has no contracts or performance obligations. The Parent has agreed to provide additional capital or funding, as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements. This commitment will remain in effect until March 15, 2023.

Once operations commence, the Company plans to enter into intellectual property and financial technology licensing agreements with product sponsors to provide product design and technology support in connection with exchange-traded and OTC investment products.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2021, the cash balance held at the financial institution was less than the federally insured amount.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company anticipates that it will receive transaction-based compensation in connection with the licensing of its intellectual property and financial technology. The Company shall recognize revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue from a performance obligation is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the federal, state and local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes. Accordingly, the Company has not provided for income taxes or benefits from income taxes in its financial statements.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2018 through 2021) are subject to examination by the Internal Revenue Service and other taxing authorities. At December 31, 2021, management's assessment is that there are no uncertain tax matters.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments -- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The Company recognizes as an allowance, its estimate of lifetime expected credit losses. The Company has concluded that there are no expected credit losses based on the nature or expected life of its financial assets and immaterial historic or expected losses.

Notes to Statement of Financial Condition
December 31, 2021

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $24,074, which was $19,074 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 2.70.

The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

The basis of the allocation is determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. For the year ended December 31, 2021, the Company incurred $69,613 of such charges of which $65,027 remains payable to the Parent at December 31, 2021.

During the year, $120,000 of the amount owed to the Parent was converted to equity as capital contributions to the Company.

5. Uncertainty

During 2021, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Subsequent Events

The financial statements were approved by management and were available for issuance on February 23, 2022. Subsequent events have been evaluated through this date.